Exhibit 10.10

EMPLOYMENT AGREEMENT

The following shall evidence the agreement between Yuma Energy, Inc., its subsidiaries and affiliates (“Yuma” or “the Company”) and Mark D. Hartman (“Employee”), for the purpose of Employee functioning as Vice President of Exploration and generator of oil and/or gas Prospects in accordance with the following terms and/or conditions.

ARTICLE I. DEFINITIONS

The terms defined in the attached Exhibit “A” shall have the meaning therein described for purposes of this Agreement.

ARTICLE II. TERM

This agreement (“this Agreement”) supersedes the Employment Agreement dated May 1, 2012 and shall become effective as of June 15, 2014. This Agreement shall continue in full force and effect for a primary period until January 1, 2015 (the “Initial Term”), unless and until terminated pursuant to Article VI of this Agreement. At the end of the Initial Term, the Agreement will be automatically extended for subsequent monthly periods (“Renewal Terms”) unless and until terminated pursuant to Article VI. The period during which Employee is employed under this Agreement (including any Renewal Term) will be referred to as the “Employment Period”.

ARTICLE III. DUTIES

During the Employment Period, Employee shall manage and coordinate Yuma’s exploration activities exclusively for the benefit of Yuma and its joint venture partners. Employee will assist in the development of the exploration budget and direct the implementation of the projected budgets. Employee will also generate oil and gas Prospects and/or assist in the development of those Prospects by providing geophysical support and expertise. Employee will report to the President.

Primary duties (“Duties”) will be as follows:

1)	Develop balanced exploration and exploitation programs.

2)	Identify new areas to explore, conduct 3D surveys and develop Prospects.

3)	Maintain a systematic process for evaluating and developing drillable Prospects, to ensure that the work done by staff members is correct, review all exploration Prospect ideas for the Company for their geological and geophysical merit, and recommend if these ideas should be reviewed via the Peer Review process.

4)	Develop and maintain a Prospect inventory with risk-adjusted Reserve addition estimates for each Prospect and the portfolio taken as a whole.

5)	Assist the President and CEO in developing the marketing terms of each Prospect and brochure, determining which third parties should receive presentations, and the order and timing of presentations.

6)	Manage the Exploration Department, providing daily direction for geologists and geophysicists and guiding the development of Prospects. Monitor AFE expenditures, Finding Costs, Reserve additions, and Production rates and make recommendations to the President on how to improve in these areas.

7)	With the President and the CFO, develop an annual exploration and development budget, along with a 3D seismic survey budget, including the projection of exploration overhead to projected profits from Prospect sales.

8)	Perform other duties and responsibilities as requested by the CEO and COO.

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ARTICLE IV. SUBMISSION OF PROSPECTS AND PROJECTS

For all Conventional Projects developed from Yuma-Initiated 3-D Seismic Surveys, Yuma-Licensed 3-D Seismic Surveys or 2-D Seismic (“Conventional Projects”), Unconventional Projects and Acquisition Projects (“Projects”) where Employee is the initiator of the Project during his employment with Yuma, Employee shall submit the Project proposal for Yuma’s review and consideration. Yuma’s acceptance of a given Project shall be conditioned upon meeting each of the following requirements:

1)	Submission of the Project proposal to the President with a written description of the Project, identifying the Project as a Conventional Project, Unconventional Project or Acquisition Project and setting forth objectives, drill depths, reserve potential, estimated well costs, and maps and illustrations which depict the prospective area and a proposed Project outline. If the Project is Conventional, the proposal should specify whether it is developed from Yuma-Initiated 3-D Seismic, Yuma-Licensed 3-D Seismic, or 2-D Seismic. The Project proposal should also set forth the names of the generating geoscientist and the support geoscientist, and the proposed overrides for each member of the geo-technical team.

2)	Presentation of the Project to a Project Review committee, consisting of the Vice President of Exploration and Yuma employees or board members, and chaired by the Chairman and President; and

3)	Acceptance by the President and the CEO of the Company as a Conventional Project, as an Unconventional Project or as an Acquisition Project.

For all Prospects where Employee is the initiator of the Prospect during his employment with Yuma, utilizing data in possession of or licensed to Yuma, Employee shall submit the Prospect for Yuma’s review and consideration. Yuma’s acceptance of a given Prospect shall be conditioned upon meeting each of the following requirements:

1)	Submission of the Prospect to the President with a written description of the Prospect stating objectives, identify the Prospect as a Conventional Prospect or Unconventional Prospect, and setting forth the drill depth, reserve potential, estimated well cost, and maps and illustrations which depict the prospective area as well as a Prospect outline. The Prospect proposal should also set forth the names of the generating geoscientist and the support geoscientist, and the proposed overrides for each member of the geo-technical team.

2)	Presentation of the Project to a Project Review committee, consisting of the Vice President of Exploration and Yuma employees or board members, and chaired by the Chairman and President; and

3)	Acceptance by the President and the CEO of the Company as a Conventional Prospect or an Unconventional Prospect.

Yuma may reject any Prospect or Project proposal. However, once Yuma has accepted said Prospect or Project; it shall then be governed in accordance with the remaining terms of this Agreement. For work performed as a generator of Conventional Projects or Prospects or Unconventional Projects or Prospects as described above, Employee will receive an ORRI as set forth in Article V below, subject to the proportional reduction provisions of Articles VII and VIII below. Should Employee submit a Prospect or Project which, in the sole opinion of the CEO and President, lacks the justification necessary to be funded by Yuma, Employee will be notified of this as well the deficiencies which need to be addressed in order to gain Yuma funding. Employee may later resubmit the Prospect or Project with additional documentation for review and approval as stated in the preceding paragraphs.

Employee agrees that all Employee Prospects and Projects which are developed during his tenure at Yuma, whether accepted or not, are the exclusive property of Yuma and are subject to the Confidentiality and Non-Disclosure provisions contained in this Agreement. Employee further agrees that he will not, either independently or in conjunction with a partner or as a consultant to a third party, pursue any action with regard to any Prospect or Project, or any area within one (1) mile of a Prospect or two (2) miles of a Project, which has been developed during Employee’s tenure.

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ARTICLE V. COMPENSATION

Yuma shall pay Employee as compensation for his services hereunder the following:

A.           A base compensation of $21,875.00 per month ($262,500 per year), paid semi-monthly on the fifteenth and the last day of each month, consistent with Yuma’s normal payroll procedures (“Base Compensation”).

B.           Employee shall be provided coverage in Yuma’s group medical, dental, and life insurance plans, 401(k) retirement plan, and other insurance plans or benefits provided by Yuma at the levels of coverage and/or amounts commensurate with other employees of the Company and consistent with Yuma’s policies (“Benefits”).

C.           Employee shall be entitled to four weeks paid annual vacation, to be taken in accordance with Yuma’s policies. Employee shall also be entitled to fifteen (15) personal days each year in addition to the personal/sick days granted each employee in accordance with Yuma’s Employment Policy.

D.           Yuma agrees to reimburse Employee for all normal business expenses needed to carry out his duties, including, without limitation, expenses of attending pre-approved seminars and conferences, business-related travel, and business-related entertainment. Yuma will reimburse Employee expenses associated with professional associations and continuing professional education with preapproval. Employee must submit a proper expense report consistent with Company policy and regulations promulgated by the Internal Revenue Service in order to obtain reimbursement.

E.           Overriding Royalty Interests on Existing Projects and Prospects

1. Austin Chalk Crosby and Addison Projects

As of the effective date of this Agreement, Employee has earned 100% of his 0.500% contractual overriding royalty interest subject to Articles VII and VIII and to any sharing agreement made by Employee (“Contractual ORRI”) on the units containing the Crosby 12-1 well and the Crosby 14-1 well. In addition, Employee has earned 37.5% of his Contractual ORRI on any additional designated spacing units (whether Voluntary, Commissioner or by adopted field rule) in the Austin Chalk Crosby and Addison Projects. Subject to Paragraphs I, J and K below, upon the spudding of the first well in each additional spacing unit on the Crosby and Addison acreage, Employee will be entitled to 100% of his Contractual ORRI on all wells in that unit.

Notwithstanding the foregoing and notwithstanding Articles VII and VIII below, any proportionate reduction on Employee’s ORRIs in the Addison Project will be pursuant to the terms of the e-mail agreement dated May 3, 2013.

2. Amazon 3-D Project

For each prospect developed, marketed, and sold in the Amazon 3-D Project, Employee will earn an ORRI, currently estimated to be 0.3096% before any proportionate reduction or ORRI multiplier is applied, subject to the provisions of this Agreement in Article V, paragraph J, and in Articles VII and VIII (“Amazon ORRI Amount”). In addition, Employee will earn a $10,000 prospect bonus for each prospect that is Sold in the Amazon 3-D Project during the term of this Employment Agreement.

As of the effective date of this Agreement, Employee has earned the percentages of Amazon ORRI amount on each prospect in the Amazon 3-D Project set forth on Exhibit B hereto. Subject to Paragraphs I, J and K below, when each prospect is leased and the Front End Money collected, Employee will earn 50% of his Amazon ORRI Amount. Subject to Paragraphs I, J and K below, when all participants in a prospect have elected to drill their interest, and the drilling money has been collected, Employee will earn 90% of his Amazon ORRI Amount on all wells in that prospect; when the first well in the prospect has been spudded, Employee will earn 100% of his Amazon ORRI amount on all wells in that prospect.

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3. Livingston 3-D Project

Total contractual ORRI amounts for Prospects developed within the Livingston 3D Project will be awarded in accordance with Employee’s prior Employment Agreement dated December 1, 2006, and the letter agreement dated October 4, 2006 between Mark Hartman, Rich Armin, and Stan Morris (“Livingston ORRI Amount”). However, these ORRI’s will be subject to the provisions in Paragraph J below. As of the effective date of this Agreement, Employee has earned the percentages of Livingston ORRI Amount on each prospect in the Livingston 3-D Project set forth on Exhibit B hereto.

Subject to Paragraphs I, J and K below, when the prospects are leased and the Front End Money collected, Employee will earn 50% of his Livingston ORRI Amount. Subject to Paragraphs I, J and K below, when all participants in a prospect have elected to drill their interest, and the drilling money has been collected, Employee will earn 90% of his Livingston ORRI amount on all wells in that prospect; when the first well in the prospect has been spudded, Employee will earn 100% of his Livingston ORRI amount on all wells in that prospect.

F.           Conventional Prospects and Projects Generated During the Term of this Agreement

Subject to Paragraphs I, J, and K below, on new Prospects or Prospects developed from Conventional Projects which are 1) generated under Employee’s supervision and accepted by the Company pursuant to Article IV as a Conventional Prospect, 2) assembled and Sold under Employee’s supervision during the Employment Period, and 3) the initial well on the prospect or a prospect within the 3-D Seismic Project has been spudded during the Employment Period, Yuma shall assign to Employee the following interests:

1)   A one-half of one percent (0.5%) Overriding Royalty Interest (“ORRI”) proportionately reduced as defined in Articles VII and VIII below to the working interest owned by Yuma prior to its sale of the Prospect to third parties. The ORRI shall be assigned to Employee once a Prospect is Sold and the initial well has been spudded.

2)   Yuma will also enter into an Area of Mutual Interest (“AMI”), with Employee once the Prospect is Sold. This AMI will be the same as the AMI entered into by the third party drilling participants. In the absence of a written AMI agreement, it will be considered that the AMI entered into with the third party drilling participant will control.

3)   In instances where Employee is required to fulfill the role of prospect generator for a given Prospect or Conventional Project and Employee has received written approvals from the President and CEO, Employee will earn an additional one-half of one percent (0.50%) ORRI, subject to the provisions in Articles VII and VIII. The ORRI shall be assigned to Employee once a Prospect is Sold and the initial well has been spudded.

G.           Unconventional Projects and Prospects Generated Under the Term of this Agreement

Subject to Paragraphs I, J, and K below, on those Projects which are 1) generated under Employee’s supervision and accepted by the Company pursuant to Article IV as a Unconventional Project or Unconventional Prospect, 2) assembled and Sold under Employee’s supervision during the Employment Period, and 3) the initial well in the first designated spacing unit has been spudded during the Employment Period, Yuma shall assign to Employee the following interests:

1)	A one-half of one percent (0.50%) Overriding Royalty Interest (“ORRI”) proportionately reduced as defined in Articles VII and VIII below to the working interest owned by Yuma prior to its sale of the Prospect to third parties. The ORRI shall be assigned on each well in the Unconventional Project or Unconventional Prospect when that well has been spudded.

2)	Yuma will also enter into an Area of Mutual Interest (“AMI”), with Employee once the Prospect is Sold. This AMI will be the same as the AMI entered into by the third party drilling participants. In the absence of a written AMI agreement, it will be considered that the AMI entered into with the third party drilling participant will control.

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3)	In instances where Employee is required to fulfill the supporting geoscientist role working alongside of the principal generator for a given Unconventional Prospect or Project and Employee has received written approvals from the President and CEO, Employee will earn an additional one-quarter of one percent (0.25%) ORRI, subject to the provisions in Articles VII and VIII and the ORRI shall be assigned on each well when that well has been spudded.

H.	Employee is eligible to participate in Yuma’s Annual Incentive Plan and in Yuma’s 2011 Stock Option Plan and successor plans (“Stock Plan”) and may, as determined by the Compensation Committee of the Board of Directors in its sole discretion, receive annual bonuses of cash and/or stock based on performance criteria to be developed by the Compensation Committee. Employee’s time spent and results achieved on Acquisition Projects and other Company projects will be considered by the Compensation Committee in its award of such bonuses.

I.	If Employee is dismissed for Cause, he will lose any right to earn all or any part of a bonus or ORRI not yet received on any Prospects or Projects, and any salary, bonus or other benefits owed on the remaining Employment Period of this Agreement.

J.	Treatment upon Separation from Company
Notwithstanding Paragraphs E, F and G of this Article V, if this Agreement is terminated by Yuma or the Employee for reasons other than for Cause, and there are specific Prospects or Projects which are in the process of being developed at the time Yuma or the Employee terminates this Agreement, Employee will be entitled to an ORRI as calculated based on the schedules described below. Notwithstanding the foregoing, if all or part of a project or prospect has to be re-sold after the spudding of the prospect, the assignments of ORRIs on subsequent wells in the project or prospect will be addressed separately under the schedules below.

Conventional Prospects Generated Under Supervision of Employee Which are Developed From Yuma-Initiated 3-D Seismic Surveys

Status as of Employee Termination Date	ORRI Multiplier
3-D Seismic Survey Project brochure approved	.10
3-D Seismic Survey Project Sold and money collected	.20
Prospect from Project area accepted by Yuma	.40
Prospect from Project area Leased and Front End Money collected	.50
Prospect Completed: Participants in the 3-D Seismic Project have elected to drill their interest, or interest has been placed, and drilling money collected	.90
Prospect spud	1.00

Conventional Prospects Generated Under Supervision of Employee Which are Developed From 2-D Seismic or Yuma-Licensed 3-D Seismic Surveys

Status as of Employee Termination Date	ORRI Multiplier
Prospect accepted by Yuma	.25
Prospect Leased and Front End Money collected	.50
Prospect Completed: Participants have elected to drill and drilling money collected	.90
Prospect spud	1.00

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Unconventional Projects and Prospects Generated Under Supervision of Employee

Status as of Employee Termination Date	ORRI Multiplier
Play/Prospect accepted by Yuma and leases acquired	.375
Each Well upon spudding	1.00

Employee’s ORRI awarded on Prospects or Projects Sold and drilled after separation from the Company will be determined by multiplying the ORRI set forth under Article V, Paragraph E, F or G by the ORRI Multiplier above, subject to the provisions of Articles VII and VIII.

After separation from the company and notwithstanding the above, for any prospect in a Conventional Project, or on any undrilled leasehold in an Unconventional Project, which is not drilled or tested before the leasehold on that prospect expires, the Employee’s rights to earn an ORRI will terminate six (6) months after the expiration of the remaining leases in that prospect. If, however, during the six (6) months following the expiration of the remaining leases in any undrilled prospect Yuma starts reassembling that leasehold, the separated Employee would be entitled to earn an ORRI subject to the ORRI Multipliers above and the provisions of Articles VII and VIII.

K	On any Prospect or Project generated outside of Yuma, but which Yuma intends to market as a Yuma Prospect or Project with less than a 3.5% ORRI (to the 8/8ths) attached, Employee may opt out of working on said Prospect or Project. Yuma will prepare a letter specifying the amount of ORRI Employee would be eligible to earn, subject to the provisions of Articles V, VII, and VIII, and Employee may either accept the ORRI amount to which Employee is eligible and work on the Prospect or Project in the normal course of business, or opt out. If Employee opts out, Employee would not earn any ORRI on that Prospect or Project.

ARTICLE VI. TERMINATION

A.	This Agreement may not be terminated during the Initial Term or any Renewal Term for any reason other than Employee’s dismissal for Cause, Employee’s resignation due to illness, or Employee’s death.

B.	This Agreement may be terminated at the end of the Initial Term or at the end of any Renewal Term by either party upon sixty (60) days written notice to the other party (“Notice Period”). In the case of the Employee wishing to tender his resignation under the provisions of this paragraph, Employee and Yuma agree to keep such resignation quiet and confidential in order for Yuma to find a replacement and make the proper announcement to the other employees of Yuma. Employee agrees to cooperate and assist any employee of Yuma in the transition phase of his duties at Yuma during the Notice Period.

C.	Ownership of Information.

All geological and geophysical maps, reports, and all information pertaining to the Prospects and Projects on which Employee works during his employment are the property of Yuma. Employee agrees that upon termination of this Agreement, Employee shall deliver all books, records, files and Prospect data to Yuma on any Prospects, leads, or Projects on which Employee has worked. It is understood that Employee has a number of personal files with geological data and logs that predate his association with Yuma and which he will maintain at Yuma’s offices. Employee will have the right to remove these personal files (after being reviewed by the President prior to removal) during reasonable business hours at any time during the Employment Period of this Agreement and for a period of one week following termination of employment. On the termination of employment, Employee agrees to deliver to Yuma all property in Employee’s possession or under his control belonging to Yuma within three (3) business days.

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ARTICLE VII. ADJUSTMENT OF ORRI WHEN CARRIED WORKING INTEREST

IS LESS THAN 15 PERCENT

For all of the provisions in this Article VII, the carried working interest requirements are proportionately reduced to Yuma’s original working interest in the Prospect or Project. For clarification purposes, if Yuma has rights to 50 percent of a Prospect or Project, the Carried Working Interest (“CWI”) threshold requirement is reduced to 7.5% from 15%.

When determining a possible proportionate reduction in ORRI, if Yuma is able to earn greater than 3.5% ORRI on the Prospect, that portion in excess of 3.5% ORRI will be treated as CWI at the ratio of 2.0% CWI for each 1.0% of ORRI in excess of 3.5% ORRI. Any reversionary interests held by third parties will be included for purposes of the computation outlined in this section.

On Prospects where Yuma chooses not to sell the Prospect but elects to drill the Prospect on a 100% basis, then Employee earns the ORRI from Article V, Paragraph F above with no proportionate reduction of ORRI as described under this Article.

On Prospects where Yuma is marketing 100% of the Prospect, agrees to retain and drill some working interest percentage but earns a 15% or greater carry (on average) on the portion sold, then Employee earns the ORRI from Article V, Paragraph F above with respect to that interest retained by the Company.

On all exploration Prospects where Yuma’s CWI is less than 15%, then Employee’s ORRI will be proportionately reduced and subject to the provisions of Article VIII. For clarification, assuming the Employee was due a 0.5% ORRI under the provisions of Article V and the Company is only able to earn a 10% CWI, the Employee’s ORRI would be reduced from 0.5% to .3333% (0.5% x 10% / 15%) assuming the Company is able to earn a 3.5% ORRI on the Prospect.

Employee’s share will be from the retained overriding royalty and rounded to the seventh decimal place.

ARTICLE VIII. ADJUSTMENT OF ORRI WHEN ORRI EARNED IS

LESS THAN 3.5%

For all of the provisions in this Article VIII, the ORRI requirements are proportionately reduced to Yuma’s original working interest in the Prospect or Project. For clarification purposes, if Yuma has rights to 50 percent of a Prospect or Project, the ORRI threshold requirement is reduced to 1.75% from 3.5%.

On Prospects where Yuma chooses not to sell the Prospect but elects to drill the Prospect on a 100% basis, then Employee earns the full ORRI as described above with no proportionate reduction of ORRI.

On Prospects where Yuma is marketing 100% of the Prospect, agrees to retain and drill some working interest percentage but earns a 3.5% ORRI (on average) on the portion sold, then Employee earns the full ORRI as described above with no proportionate reduction of ORRI subject to the provisions of Article VII above.

On all generated and Sold Prospects where Yuma’s ORRI is less than 3.5%, then Employee’s ORRI will be proportionately reduced. If, for example, the Company is only able to carve out a 2.0% ORRI upon the sale of the Employee Prospect, and assuming Employee would ordinarily be due a 0.5% ORRI, then Employee’s ORRI would be reduced to .2857% (0.5% x 2.0% / 3.5%) assuming Yuma was able to earn a 15% CWI.

In all cases, the provisions of the proportionate reduction articles are not mutually exclusive but are to be taken together as a whole (both Articles VII and VIII are considered in the calculation of the ORRI) and Employee may be subject to proportional reduction under the provisions of both articles in serial. Any reversionary interests held by third parties will be included for purposes of the computation outlined in this section.

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From time to time, the Employee will work on a project or Prospect where the net revenue interest delivered to the participants will reduce the Yuma 3.5% ORRI by a significant percentage. In those instances, Employee may opt out, in writing, of that prospect or Project and he will not be entitled to any ORRI.

ARTICLE IX. PROSPECTS CONTAINING LEASES WITH VARYING

NET REVENUE INTERESTS

Customarily, Prospects contain acreage blocks with different owners. It is rare that large Prospects can be formed from tracts covered by leases that provide for identical NRI’s. When necessary or appropriate, the ORRI due Employee will be computed and conveyed on a drilling or Production unit basis and the formulas contained in Articles VII and VIII will be applied to each such drilling or Production unit. The ORRI awarded Employee will be adjusted from unit to unit to approximate the average ORRI that should be awarded on the Prospect taken as a whole.

ARTICLE X. TIMING AND NATURE OF THE ASSIGNMENT OF ORRI

Yuma will make an assignment of any ORRIs due Employee under Article V within sixty (60) days of the spudding of the test well on Conventional Projects and the spudding of each well on Unconventional Projects.

If Yuma fails to make such assignment within the sixty (60) day period, Employee shall make a written request for assignment to Yuma and Yuma shall make such assignment to Employee within ten (10) days of such written request. If Yuma fails to provide a recordable instrument documenting Employee’s ORRI after sixty (60) days following Yuma’s receipt of the assignment and after the subsequent ten (10) days following Employee’s notice as called for above, then Employee may hire a land professional to document the ORRI due Employee in the form of a recordable assignment. Once this assignment has been documented to the satisfaction of both Employee and Yuma, Yuma will then execute the assignment and reimburse Employee for the costs of the land professional and recordation.

The Area of Mutual Interest (AMI) on which the Employee’s override is owed will be the same as the AMI entered into by Yuma with the third party drilling participants, and will be subject to any amendment of the agreement with the third party participants.

ARTICLE XI. SELLING OF ORRI

If Employee wishes to sell his ORRI on any Yuma Prospect during his employment with Yuma, Employee shall notify Yuma in writing of his intent to sell. Yuma will have 30 days from the date of Employee’s notice of intent to sell to provide Employee with a bona fide offer in writing.

ARTICLE XII. NONDISCLOSURE OF INFORMATION CONCERNING BUSINESS

Except as may be required in the performance of his duties under this Agreement, Employee will not at any time, in any fashion, form, or manner, either directly or indirectly divulge, disclose, or communicate to any person (exclusive of Yuma employees), firm, or corporation in any manner whatsoever any information of any kind, nature, or description concerning any matters affecting or relating to the business of Yuma, including, without limitation, information concerning any of its Prospects, acquisitions, or joint ventures, the name of any customers, the prices it obtains or has obtained, or at which it sells or has sold its products, or any other information concerning the business of Yuma, its manner of operation, or its plans, processes, or other data of any kind, nature, or description without regard to whether any or all of the foregoing matters would be deemed confidential, material, or important. The parties hereby stipulate that, as between them, the foregoing matters are important, material, and confidential, and gravely affect the effective and successful conduct of the business of Yuma, and its good will, and that any breach of the terms of this section is a material breach of this Agreement.

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ARTICLE XIII. CONFIDENTIAL INFORMATION AND NON-SOLICITATION

Employee acknowledges that in connection with his employment and in the course of his affiliation with Yuma, he will be provided with Confidential Information, as hereinafter defined, of which Employee has not had knowledge before the execution of this Agreement. Employee acknowledges that all Confidential Information is of great value to Yuma, and essential to Yuma's preservation of its business and goodwill. In recognition and in consideration of the foregoing and of the training and education to be provided by Yuma, Employee expressly covenants and agrees:

A.	Definition of Confidential Information. For purposes hereof, “Confidential Information” shall mean:

1)	The financial condition of Yuma; records of transactions, and other information concerning the business of Yuma; or any information acquired from the inspection of Yuma’s records or property;

2)	The name and location of any Yuma Prospects, Projects, acquisitions or joint ventures;

3)	Leads, Prospects, Projects, potential discoveries of hydrocarbons, seismic data and interpretations thereof, geological and Prospect maps, future development drilling locations, drilling reports, well logs, technical processes, pricing and bidding methods, proprietary marketing and proprietary sales techniques, production and processing techniques, systems, products, services, designs, inventions, research records, technical data, information about costs, profits, and key personnel, heretofore or hereafter acquired, developed and/or used by Yuma;

4)	2D seismic lines and 3D seismic data, which are licensed and/or the property of Yuma. Employee will not keep copies of such data;

5)	Terms and provisions of any seismic, joint venture, farm-out, farm-in, seismic survey participation, or drilling participation agreements; terms of any special JOA provisions;

6)	Terms and provisions of this Agreement, and of Yuma polices, manuals, guidelines or internal directives.

B.	Employee Shall Not Disclose Confidential Information. Employee agrees that the direct or indirect disclosure of any Confidential Information would place the Company at a competitive disadvantage and would do damage, monetary or otherwise, and cause irreparable harm to the Company. Employee also agrees that disclosure of Confidential Information may constitute improper appropriation and/or use of proprietary information and trade secrets. Except as set forth in Paragraph C below, or when the Confidential Information is part of the marketing effort for Prospects and Projects, or where authorized by the CEO of Yuma for the benefit of Yuma, Employee agrees that Employee shall not, directly or indirectly, at any time, divulge to any persons, firms, corporations, governmental entities or agencies or other entities, any Confidential Information. This non-disclosure of Confidential Information covenant shall extend for a period of two years following the termination of this agreement.

C.	Exceptions to Non-Disclosure of Confidential Information. Notwithstanding the foregoing, the restrictions on disclosure shall not apply to any Confidential Information or portion thereof which:

1)	At the time of disclosure by Employee is generally and readily available to the public other than by an act or omission on the part of Employee;

2)	At the time of disclosure by Employee has been acquired from or made available to Employee by a third party having the lawful right to disclose such information;

3)	Employee is required to disclose pursuant to any state or federal law, rule or regulation or by an applicable judgment, order or decree of any court or government body or agency having jurisdiction over such matter. However, if possible Employee will notify Yuma in writing at least twenty (20) days prior to the date of such required disclosure to enable Yuma to seek an appropriate protective order to take such other actions as it deems necessary or appropriate;

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4)	Employee may disclose the terms of this Agreement to his creditors, mortgage lenders, and financial institutions as required. In addition, Employee may divulge information relating to the occurrence of a change in control, to calculations of payments required under this Agreement, or to a termination of this Agreement, to Employee's attorney or accountant solely for such attorney's or accountant's confidential use with respect thereto. Employee shall provide Yuma with a copy of such information and the name of the accountant or attorney given such information.

D.	Non-Solicitation. Employee covenants and agrees that to protect the Confidential Information, it is necessary to enter into the following restrictive covenants which are ancillary to enforceable promises between the Company and Employee in this Agreement:

1)	Employee shall not at any time, solicit or cause or authorize directly or indirectly to be solicited, or accept or cause or authorize directly or indirectly to be accepted, for or on behalf of himself or third parties, any business from third parties who are not considered normal industry participants. For clarification, this non-solicitation provision would include contacts developed personally by Sam Banks such as Ignacio Rivas and Ricardo Goizueta from Madrid, Spain. Further, this covenant extends for a period of two (2) years following the termination of this Agreement.

2)	For the Employment Period of this Agreement, and for two (2) years after this Agreement is terminated, Employee agrees not to solicit or cause or authorize directly or indirectly to be solicited for employment, or cause or authorize directly or indirectly to be employed, for or on behalf of the Employee or any third parties, any person who is a current employee of Yuma.

E.	Return of Confidential Information upon Termination. Employee expressly acknowledges the trade secret status of the Confidential Information and that the Confidential Information constitutes a protected business interest of the Company. All files, records, documents, memoranda, software, electronic data or other writings whatsoever made, compiled, acquired, or received by Employee during the Employment Period with Company arising out of, in connection with, or related to any activity or business of the Company are the sole and exclusive property of the Company, and shall, together with all copies thereof, be returned to the Company by Employee immediately, without demand, upon the termination of Employee’s employment with the Company.

F.	Injunctive and Other Relief. Employee acknowledges and agrees that the services to be rendered by him to the Company are of a special, unique and extraordinary character and, in connection with such services, he will have access to business opportunities, intellectual property and Confidential Information vital to the Company’s business. Employee acknowledges that a remedy at law for any breach or attempted breach of the foregoing under this Article will be inadequate, and agrees that the Company and its subsidiaries, affiliates, successors or assigns shall have the following rights and remedies, each of which shall be independent of the others and severally enforceable, and each of which shall be in addition to, and not in lieu of, any other rights or remedies available to the Company or its subsidiaries, affiliates, successors or assigns at law or in equity under this Agreement or otherwise:

1)	The right and remedy to have each and every one of the covenants in this Agreement specifically enforced and the right and remedy to obtain injunctive relief, it being agreed that any breach or threatened breach of any of the non-solicitation or other restrictive covenants and agreements contained herein would cause irreparable injury to the Company and its subsidiaries, affiliates, successors or assigns and that money damages would not provide an adequate remedy at law to the Company and its subsidiaries, affiliates, successors or assigns. The Company shall not be prohibited by this provision from pursuing all other remedies at law or equity available to the Company, including a claim for losses and damages.

G.	Reasonableness of Limitations. Employee acknowledges and agrees that the restrictive covenants and agreements contained herein are reasonable and valid in geographic, temporal and subject matter scope and in all other respects, and do not impose limitations greater than are necessary to protect the goodwill, Confidential Information, and other business interests of the Company, and its affiliates, successors and assigns. If, however, any court subsequently determines that any of such covenants or agreements, or any part thereof, is invalid or unenforceable, the remainder of such covenants and agreements shall not thereby be affected and shall be given full effect without regard to the invalid portions.

Mark D. Hartman Employment Agreement June 15, 2014 Page 11 of 18

H.	Survival. Each covenant provided in this agreement under Article XIII hereof shall survive the termination of this Agreement and of Employee’s employment with the Company, whether by resignation, discharge or otherwise.

ARTICLE XIV. MISCELLANEOUS PROVISIONS

A.	Relationship of Parties

During the Employment Period of this Agreement, Employee shall be an employee of Yuma and shall not directly or indirectly render any services of a commercial or professional nature to any other person or business organization (excluding church or family matters), whether or not for compensation, without the prior written consent of the Company.

B.	Notices

All notices required or permitted under this Agreement shall be in writing and shall be deemed delivered when delivered in person or by registered mail, return receipt requested in the United States mail, postage paid, addressed as follows:

Company:	The Yuma Companies, Inc.
Attn: Mr. Michael F. Conlon
1177 West Loop South, Suite 1825
Houston, Texas 77027

Employee:	Mr. Mark D. Hartman
710 Bison Drive
Houston, TX 77079

Either party may change such addresses from time to time by providing written notice in the manner set forth above.

Mark D. Hartman Employment Agreement June 15, 2014 Page 12 of 18

C.           Entirety of Agreement

This Agreement supersedes all other agreements, either oral or in writing, between the parties to this Agreement, with respect to the employment of the Employee by Yuma. This Agreement contains the entire understanding of the parties and all of the covenants and agreements between the parties with respect to such employment. Notwithstanding the above, Employee had previous employment agreements with the Company, and may still earn certain ORRI’s as calculated using the prior agreements as described in Article IV, Paragraph E above.

D.           Amendment

This Agreement may be modified or amended only if the modification or amendment is made in writing and is signed by both parties.

E.           Severability

If any provisions of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it should become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited. This Agreement should be construed by limiting it and reducing it only the minimum extent necessary to be enforceable under applicable law.

F.           Waiver of Contractual Right

The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party’s right to subsequently enforce and compel strict compliance with every provision of this Agreement.

G.           Applicable Law

The laws of the State of Texas shall govern this Agreement.

H.           Compliance with Section 409A

Notwithstanding any provision in this Agreement to the contrary, if the payment of any compensation or benefit provided hereunder (including, without limitation, any Separation Benefits) would be subject to additional taxes and interest under Section 409A of the Code then the following provisions will apply:

Notwithstanding any provision in this Agreement to the contrary, to the maximum extent permitted by applicable law, the Separation Benefits payable to Employee pursuant to this agreement shall be made in reliance upon Treasury Regulation Section 1.409A 1(b)(9)(iii) or 1.409A-1(b)(4). However, if Employee is deemed to be a "specified employee" within the meaning of Treasury Regulation Section 1.409A -1(i) as of the date of the Employee's separation from service (within the meaning of Treas. Reg. Section 1.409A-1(h)), then any payment or benefit pursuant to this Employment Agreement on account of Employee's separation from service, to the extent such payment constitutes non-qualified deferred compensation subject to Section 409A and is required to be delayed pursuant to Section 409A(a)(2)(B)(i) of the Code (after taking into account any exclusions applicable to such payment under Section 409A), shall not be made until the first business day after (i) the expiration of six (6) months from the date of Employee's separation from service, or (ii) if earlier, the date of Employee's death (the "Delay Period"). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Employment Agreement (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay), will be paid or reimbursed to Employee in a lump sum and any remaining payments and benefits due under this Employment Agreement will be paid or provided in accordance with the normal payment dates specified for them herein.

ARTICLE XV. ALTERNATIVE DISPUTE RESOLUTION

All controversies, claims and disputes arising under or relating to this Agreement, including tort claims and including the issue of arbitrability shall be first submitted to mediation, and if that is unsuccessful, then the dispute shall be finally resolved by arbitration under the procedures hereafter detailed.

Mark D. Hartman Employment Agreement June 15, 2014 Page 13 of 18

A.	Mediation. Mediation, as defined in Section 154.023 of the Texas Civil Practices and Remedies Code, shall be initiated by written notice from one party to the other. The notice shall reasonably describe and identify the issues or claims to be mediated. The other party can respond with a written notice of additional issues or claims. The parties shall schedule a mediation to take place within 30 days from the receipt of the written notice of mediation, pursuant to the Mediation Procedures of the CPR International Institute for Conflict Prevention & Resolution (“CPR”) in effect on the date of this Agreement. Unless otherwise agreed, the parties will select a mediator from the CPR Panels of Distinguished Neutrals. All proceedings pursuant to this paragraph are confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence and any additional confidentiality protections provided by applicable law.

B.	Arbitration.
1)	If the dispute has not been resolved by the mediation provided for herein, it shall then be finally resolved by arbitration in accordance with the CPR Rules for Non-Administered Arbitration (the “CPR Rules”) in effect on the date of this Agreement. Either party may initiate the arbitration by filing its statement of claim within fifteen days after the mediation provided for herein.

2)	The arbitration shall be conducted and decided by a person mutually agreeable to the parties and knowledgeable and experienced in the type of matter that is the subject of the dispute. If the parties cannot agree on an arbitrator within fifteen (15) days after arbitration has been initiated by the filing of the notice, then he/she shall be selected from the CPR Panel using the CPR Rules.

3)	The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. 1-16. The arbitration shall occur in Houston, Texas, and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof.

4)	If reasonably possible, arbitration shall be commenced within 30 days of the selection of the arbitrator. The arbitrator shall render the award not later than 30 days after the last hearing date.

5)	The arbitrator shall bill his or her fees and costs attributable to such binding arbitration in equal shares to the parties and each party shall bear its own attorneys’ fees and/or out-of-pocket costs expended by it. If any party seeks to modify or overturn all or a portion of the arbitrator’s award and is unsuccessful, then the opposing party shall be awarded all of its reasonable attorneys’ fees incurred in the arbitration. If it becomes necessary for a prevailing party to secure judicial confirmation of the award and to otherwise undertake legal action to collect an award, then such party shall be entitled to its reasonable attorneys’ fees and all costs for such action.

6)	No Punitive Damages. No punitive damages are recoverable in the arbitration. The arbitrator is not empowered to award damages in excess of compensatory damages, and each party hereby irrevocably waives any right to recover any punitive or exemplary damages with respect to any dispute between them.

Mark D. Hartman Employment Agreement June 15, 2014 Page 14 of 18

ARTICLE XVI. EMPLOYEE ACKNOWLEDGMENT

Employee has read the contents of this Agreement, understands its terms and conditions, and agrees that, in consideration for his employment or continuing employment, training with the Company, and any other consideration recited herein, he will be bound by the terms, covenants and restrictions set forth in this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement this 26th day of June, 2014.

THE YUMA COMPANIES, INC.

By:	/s/ Michael F. Conlon
Michael F. Conlon, President & COO

/s/ Mark D. Hartman
Mark D. Hartman

EXHIBIT “A”

To that Employment Agreement

Dated June 15, 2014

Between The Yuma Companies, Inc.

and

Mark D. Hartman

Definitions

As used herein, each term defined in the Agreement shall have the meaning assigned in the Agreement, unless expressly provided below to the contrary. The Agreement has been divided into articles and paragraphs for convenience only, and it is understood that the rights, powers, privileges, duties, and other legal relations of the parties hereto shall be determined as an entirety without regard to such divisions into articles and paragraphs and without regard to headings prefixed to such articles and paragraphs.

(a)	The term “Acquisition Project” shall mean an acquisition of proved reserves being PDP, PDNP or PUD acquired by Yuma during the term of this Agreement, with or without non-proved potential.

(b)	The term “Agreement” shall mean this Employment Agreement, as amended, modified, or supplemented from time to time.

(c)	The term “Area of Mutual Interest” or “AMI” shall mean an agreement between or among parties to a farm-out agreement or a joint operating agreement or other agreement by which the parties attempt to describe a geographical area within which they agree to share certain additional leases or other interests acquired by any of them in the future.

(d)	The term “Article” shall mean an article of this agreement, unless the context otherwise requires.

(e)	Regarding a dismissal for cause, the term “Cause” shall be defined as any of the following:

1) material breach of any term of this Agreement or any other contract between Employee and Company or material breach of any statutory duty, fiduciary duty or any other obligation Employee owes the Company;

2) commission of an act of fraud, theft, embezzlement or other unlawful act by Employee against or with respect to Yuma, its affiliates or customers or engaging in unprofessional, unethical or other intentional acts that materially discredit the Company as shall be reasonably determined to have occurred by the Board of Directors of the Company;

3) conviction or plea of nolo contendere by Employee of a felony by a court of competent jurisdiction;

4) Employee’s failure or refusal to comply in any material respect with material Company policies or lawful directives; or

5) refusal or material failure by Employee to perform his job duties and responsibilities (other than due to serious physical or mental illness, injury or medical condition) if such failure and/or refusal is not cured within thirty (30) days after written notice thereof is provided to Employee by Yuma.

(f)	The term “Carried Working Interest” or “CWI” shall mean an agreement between Yuma and other participants in the well where one or more participants agree to pay a disproportionate amount of Yuma’s costs in a Seismic Project, the drilling and/or completion costs of a well(s), or a combination of both.

(g)	The term “Change in Control” shall mean the occurrence of any of the following:

i.	Any transaction or series of related transactions resulting in the sale or issuance of securities by Yuma, or any rights to securities of Yuma and, as a result thereof, Persons who were holders of voting securities of Yuma hold less than 50% of the capital stock, calculated on a fully diluted basis, of Yuma entitled to vote in the election of directors.

ii.	A merger, consolidation, reorganization, recapitalization or share exchange in which the stockholders of Yuma, immediately prior to such transaction, receive in exchange for securities of Yuma owned by them; cash, property or securities of the resulting or surviving entity and, as a result thereof, Persons who were holders of voting securities of Yuma hold less than 50% of the capital stock, calculated on a fully diluted basis, of the resulting corporation entitled to vote in the election of directors.

(h)	The term “CEO” shall mean Chief Executive Officer.

(i)	The term “CFO” shall mean Chief Financial Officer.

(j)	The term “Code” means the Internal Revenue Code of 1986, as amended, or its successor. References herein to any section of the Code shall include any successor provisions of the Code.

(k)	The term “Employee Prospect” shall mean a Prospect originated or generated by Employee and accepted by the President of the Company in writing. The Prospect cannot have come from a third-party source, but must be the unique idea of Employee, sponsored within the Company by Employee, and formally accepted as such by the Company.

(l)	The term “Finding Costs” shall mean the cost of finding commercial oil or gas, including all expenses involved in acquiring acreage, survey work and the cost of drilling.

(m)	The term “Front End Money Collected” shall mean that all participants have executed their participation agreements and all seismic costs, lease costs and allocated overhead costs have been paid by all participants.

(n)	The term “Lead” shall mean any idea which suggests a direction for further geological and or geophysical investigation. A Lead can be a step in the direction toward creating a Prospect. A Lead is a geological or geophysical idea which lacks the supporting data to be considered drillable.

(o)	The term “Net Revenue Interest” or “NRI” shall mean the share of Production after satisfaction of all royalty, overriding royalty, and other interests burdening the revenue stream.

(p)	The term “ORRI” shall mean overriding royalty interest, or interest in oil and gas produced at the surface, free of the expense of Production, and in addition to the usual land owner’s royalty reserved to the lessor in an oil and gas lease. An ORRI shall be free and clear of any costs of drilling, development and operations, but shall bear its proportionate part of all severance and other taxes and all marketing costs on Production, including costs incurred in dehydrating, treating, transporting, boosting, compressing or otherwise processing oil and gas in order to make same marketable.

(q)	The term “Play” shall mean a producing trend or area believed to have the potential of additional oil and/gas accumulations within a particular geologic interval.

(r)	The term “Production” shall mean: (i) the act or process of producing; (ii) the products of an oil and gas well; or (iii) the well itself.

(s)	The term “Project Review” shall mean the process of vetting an idea or Lead by Company employees or Board members prior to accepting the idea or Lead as a Prospect.

(t)	The term “Prospect” shall mean the identification of the existence of a certain geological structure, conducive to the Production of oil and gas underlying a certain area of land.

(u)	The term “Reserve” shall mean that portion of the identified oil and/or gas resource from which a usable mineral and energy commodity can be economically and legally extracted at the time of determination.

(v)	The term “Sold” shall mean that all participants have executed their participation agreements and joint operating agreements, and all monies, including drilling dollars on the Prospects operated by Yuma, are received and, on those not operated by Yuma, when all monies due the operator are received.

(w)	The term “Termination Date” shall mean the date on which Employee’s employment terminates with the Company. Notwithstanding anything herein to the contrary, the date on which Employee’s “separation from service” from the Company as defined in Section 409A and Treasury Regulations promulgated thereunder is effective shall be the Termination Date with respect to any payment or benefit to or on behalf of Employee that constitutes deferred compensation that is subject to, and not exempt from or excepted under, Code Section 409A.

(x)	The term “3-D Seismic Project” shall mean the identification of the existence of “Lead”(s) in a geographical area, requiring a 3-D seismic survey to be conducted in order to mature the “Lead”(s) to a “Prospect”(s) status.

(y)	The term “Unconventional” Projects and Prospects shall mean those projects/prospects which are regional in nature, typically lack definable water contacts and/or hydrocarbon traps, and typically are developed with the use of horizontal drilling and isolated multi-stage hydraulic fracturing. For clarification, plays such as the Bakken and Eagle Ford are “Unconventional”. “Conventional” Projects and Prospects shall mean those projects/prospects which are localized hydrocarbon traps formed by discrete structural or stratigraphic closures.

EXHIBIT “B”

To that Employment Agreement

Dated June 15, 2014

Between The Yuma Companies, Inc.

and

Mark D. Hartman

Amazon 3-D Project

As of the effective date of this Agreement, Employee has earned the following percentages of total contractual ORRI amount on each prospect in the Amazon 3-D Project:

Anaconda	40%

Bell City East	50%

Bell City North	50%

Branco	50%

Jaguarundi	50%

N. Spider Monkey	50%

S. Spider Monkey	50%

Tambo	40%

Livingston 3-D Project

As of the effective date of this Agreement, Employee has earned the following percentages of total contractual ORRI amount on each prospect in the Livingston 3-D Project:

Aztec	40%

Bandelier	50%

Bighorn	40%

Bryce	50%

Carlsbad	50%

Glacier	50%

Joshua	50%

Mesa Verde	50%

Ranier	50%

Ranger	40%

Ripken	40%

Ryan	40%

Washita	40%